				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$51,282	$55,774	$52,273	$57,345	$59,031
Interest applicable to rentals	1,959	1,921	1,731	1,637	1,148

Total fixed charges, as defined	53,241	57,695	54,004	58,982	60,179

Preferred dividends, as defined (a)	4,370	3,435	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$57,611	$61,130	$58,584	$63,562	$64,759

Earnings as defined:

Net Income	$79,367	$85,377	$108,729	$46,768	$82,159
Add:
Provision for income taxes:
Total income taxes	43,395	50,111	28,801	58,679	49,757
Fixed charges as above	53,241	57,695	54,004	58,982	60,179

Total earnings, as defined	$176,003	$193,183	$191,534	$164,429	$192,095

Ratio of earnings to fixed charges, as defined	3.31	3.35	3.55	2.79	3.19

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.06	3.16	3.27	2.59	2.97

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.